JUMPKICKS, INC.
632 Marsh Creek Court
Henderson, NV 89002

June 14, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4631
Washington D.C., 20549-4631

Attention:  Ronald H. Alper

Re:          Jumpkicks, Inc.
Post-effective Amendment No. 1 on Form S-1
Filed on: April 29, 2010
Form 10-K for the Fiscal Year Ended October 31, 2009
Filed February 16, 2010
Form 10-Q for the Quarterly Period Ended January 31, 2010
Filed March 17, 2010
File No.: 333-1478922

Dear Mr. Alper:

I write on behalf of Jumpkicks, Inc., (the “Company”) in response to Staff’s letter of May 26, 2010, Ronald H. Alper, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post Effective Amendment No. 1 on Form POS AM, filed April 29, 2010, 2010, Form 10-K for the Fiscal Year Ended October 31, 2009, filed February 16, 2010, and Form 10-Q for the Quarterly Period Ended January 31, 2010, filed March 17, 2010 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Post Effective Amendment NO.1 on form S-1

Explanatory Note, page 2

1.
The explanatory note refers to your new independent registered public accounting firm as Seale and Beers, CPAs.  However, you audit report is signed by Maddox Ungar Silberstein, PPLC, which is now known as Silberstein Ungar, PLLC.  Please revise or advise.

In response to this comment, the Company has corrected the filing to reflect that Silberstein Ungar, PLLC (formerly known as and known as at the time of the filing as Maddox Ungar Silberstein, PLLC) is the Company’s new independent registered public accounting firm.

Signatures

2.	You have used the introductory certifying language for Form S-3. Please use the introductory language for Form S-1. In that regard, please add the second part of the signature language.

In response to this comment, the requested changes have been made.  The Post-effective Amendment No. 2 on Form POS AM now uses the introductory language for Form S-1 and has added the second part of the signature language.

3.
You must have your document signed by principal executive officer, principal financial officer, principle accounting officer or comptroller, and at least a majority of your board of directors.  See Instruction 1 to the section of Form S-1 entitled “Signatures.”  If the individual who signed your document is your principal executive officer, principal financial officer, principle accounting officer or comptroller, and sole director, please include each of these titles below his signature.  See Instruction 2 to the section of Form S-1 entitled “Signatures.”

In response to this comment, the title of principal executive officer, principal financial officer, principal accounting officer and sole director had been included as the titles below the signature.

Form 10K for the Fiscal Year Ended October 31, 2009

Form 10-Q for the Quarterly Period Ended January 31 2010

4.
There is no discussion or conclusion regarding your disclosure controls and procedures in Item 9A(T) of your Form 10-K for the fiscal year ended October 31, 2009 or in Item 4(t) of your Form 10-Q for the period ended January 31, 2010.  Please amend these filings to disclose the conclusions of your principle executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures.  See Item 307 of Regulation S-K.

In response to your comment, the Form 10-K for the Fiscal Year Ended October 31, 2009 and Form 10-Q for the Quarterly Period Ended January 31, 2010 have been amended to disclose the consclusions of the Company’s principal executive officer and principal financial officer regarding the effectiveness of the Company’s disclosure controls and procedures.

5.
Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the exact language specified in the introduction to paragraph 4 relating to the correct Exchange Act rule references and in paragraph 4(d) relating to the period reference.

In response to your comment, the Company’s certifications have been revised to include the exact language specified in the introduction to paragraph 4 relating to the correct Exchange Act rule references and in paragraph 4(d) relating to the period referenced.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Douglas
Richard Douglas
CEO and President